UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Blue Dolphin Energy Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

095395 30 7

(CUSIP Number)

February 14, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

Page 1 of 13 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
CUSIP No. 095395 30 7		Page 2 of 13 Pages

1.		Name of Reporting Person. Robert E. Robotti

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.		SEC Use Only

4.		Citizenship or Place of Organization
United States

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 126,027

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 126,027

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
126,027

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]

11.		Percent of Class Represented by Amount in Row (9)
1.2%

12.		Type of Reporting Person (See Instructions)
IN, HC

Schedule 13G
CUSIP No. 095395 30 7		Page 3 of 13 Pages

1.		Name of Reporting Person. Robotti & Company, Incorporated

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.		SEC Use Only

4.		Citizenship or Place of Organization
New York

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 126,027

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 126,027

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
126,027

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]

11.		Percent of Class Represented by Amount in Row (9)
1.2%

12.		Type of Reporting Person (See Instructions)
CO, HC

Schedule 13G
CUSIP No. 095395 30 7		Page 4 of 13 Pages

1.		Name of Reporting Person. Robotti & Company Advisors, LLC

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.		SEC Use Only

4.		Citizenship or Place of Organization
New York

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 126,027

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 126,027

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
126,027

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]

11.		Percent of Class Represented by Amount in Row (9)
1.2%

12.		Type of Reporting Person (See Instructions)
OO, IA

Schedule 13G
CUSIP No. 095395 30 7		Page 5 of 13 Pages

1.		Name of Reporting Person. Kenneth R. Wasiak

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.		SEC Use Only

4.		Citizenship or Place of Organization
United States

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 126,027

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 126,027

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
126,027

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]

11.		Percent of Class Represented by Amount in Row (9)
1.2%

12.		Type of Reporting Person (See Instructions)
IN, HC

Schedule 13G
CUSIP No. 095395 30 7		Page 6 of 13 Pages

1.		Name of Reporting Person. Ravenswood Management Company, L.L.C.

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.		SEC Use Only

4.		Citizenship or Place of Organization
New York

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 126,027

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 126,027

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
126,027

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]

11.		Percent of Class Represented by Amount in Row (9)
1.2%

12.		Type of Reporting Person (See Instructions)
OO

Schedule 13G
CUSIP No. 095395 30 7		Page 7 of 13 Pages

1.		Name of Reporting Person. The Ravenswood Investment Company, L.P.

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.		SEC Use Only

4.		Citizenship or Place of Organization
Delaware

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 68,055

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 68,055

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
68,055

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]

11.		Percent of Class Represented by Amount in Row (9)
Less than 1%

12.		Type of Reporting Person (See Instructions)
PN

Schedule 13G
CUSIP No. 095395 30 7		Page 8 of 13 Pages

1.		Name of Reporting Person. Ravenswood Investments III, L.P.

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.		SEC Use Only

4.		Citizenship or Place of Organization
New York

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 39,068

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 39,068

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
39,068

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]

11.		Percent of Class Represented by Amount in Row (9)
Less than 1%

12.		Type of Reporting Person (See Instructions)
PN

Schedule 13G
CUSIP No. 095395 30 7		Page 9 of 13 Pages

1.		Name of Reporting Person. RVB Value Fund, L.P.

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.		SEC Use Only

4.		Citizenship or Place of Organization
New York

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 18,904

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 18,904

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
18,904

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]

11.		Percent of Class Represented by Amount in Row (9)
Less than 1%

12.		Type of Reporting Person (See Instructions)
PN

Schedule 13G
CUSIP No. 095395 30 7	Page 10 of 13 Pages

Item 1(a).	Name of Issuer:
Blue Dolphin Energy Company

Item 1(b).	Address of Issuer's Principal Executive Offices:
804 Travis Street, Suite 2100, Houston, Texas, 77002

Item 2(a).	Name of Persons Filing:
This statement is filed by (collectively, the "Reporting Persons")
(i) Robert E. Robotti ("Robotti"), a United States citizen;
(ii) Robotti & Company, Incorporated ("ROBT"), a New York corporation, is the parent company of Robotti & Company Advisors, LLC;
(iii) Robotti & Company Advisors, LLC ("Robotti Advisors"), a New York limited liability company and investment advisor registered under the Investment Advisers Act of 1940;
(iv) Kenneth R. Wasiak ("Wasiak"), a United States citizen;

(v)          Ravenswood Management Company, L.L.C. ("RMC"), a limited liability company and the general partner of The Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., and RVB Value Fund, L.P.;

(vi) The Ravenswood Investment Company, L.P. ("RIC"), a Delaware limited partnership and an advisory client of Robotti Advisors;
(vii) Ravenswood Investments III, L.P. ("RI"), a New York limited partnership and an advisory client of Robotti Advisors; and
(vii) RVB Value Fund, L.P. ("RVB"), a New York limited partnership and an advisory client of Robotti Advisors.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of each of Mr. Robotti, ROBT, Robotti Advisors and RVB is 6 East 43rd Street, 23rd Floor, New York, New York 10017-4651.

The principal business address of each of RMC, RIC, and RI is 104 Gloucester Road, Massapequa, New York, 11758.

The principal business address of Mr. Wasiak is 488 Madison Avenue, New York, New York 10022

Item 2(c).	Citizenship:
See Item 2(a)

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share(the "Common Stock")

Item 2(e).	CUSIP Number
095395 30 7

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the
Person Filing is a:
Not Applicable

Schedule 13G
CUSIP No. 095395 30 7	Page 11 of 13 Pages

Item 4.	Ownership
(i) Mr. Robotti: (1)
(a) Amount beneficially owned: 126,027 shares
(b) Percent of class: 1.20%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0 shares
(ii) Shared power to vote of to direct the vote: 126,027 shares
(iii) Sole power to dispose or to direct the disposition of: 0 shares
(iv) Shared power to dispose or to direct the disposition of: 126,027 shares

(ii) ROBT: (1)
(a) Amount beneficially owned: 126,027 shares
(b) Percent of class: 1.20%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0 shares
(ii) Shared power to vote of to direct the vote: 126,027 shares
(iii) Sole power to dispose or to direct the disposition of: 0 shares
(iv) Shared power to dispose or to direct the disposition of: 126,027 shares

(iii) Robotti Advisors: (1)
(a) Amount beneficially owned: 126,027 shares
(b) Percent of class: 1.20%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0 shares
(ii) Shared power to vote of to direct the vote: 126,027 shares
(iii) Sole power to dispose or to direct the disposition of: 0 shares
(iv) Shared power to dispose or to direct the disposition of: 126,027 shares

(iv) Mr. Wasiak: (1)
(a) Amount beneficially owned: 126,027 shares
(b) Percent of class: 1.20%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0 shares
(ii) Shared power to vote of to direct the vote: 126,027 shares
(iii) Sole power to dispose or to direct the disposition of: 0 shares
(iv) Shared power to dispose or to direct the disposition of:126,027 shares

(v) RMC: (1)
(a) Amount beneficially owned: 126,027 shares
(b) Percent of class: 1.20%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0 shares
(ii) Shared power to vote of to direct the vote: 126,027 shares
(iii) Sole power to dispose or to direct the disposition of: 0 shares
(iv) Shared power to dispose or to direct the disposition of: 126,027 shares

(vi) RIC: (1)
(a) Amount beneficially owned: 68,055 shares
(b) Percent of class: less than one percent
(c) Number of shares as to which such person has
(i) Sole power to vote or direct the vote: 0 shares
(ii) Shared power to vote of to direct the vote: 68,055 shares
(iii) Sole power to dispose or to direct the disposition of: 0 shares
(iv) Shared power to dispose or to direct the disposition of: 68,055 shares

Schedule 13G
CUSIP No. 095395 30 7	Page 12 of 13 Pages

(vii) RI: (1)
(a) Amount beneficially owned: 39,068 shares
(b) Percent of class: less than one percent
(c) Number of shares as to which such person has
(i) Sole power to vote or direct the vote: 0 shares
(ii) Shared power to vote of to direct the vote: 39,068 shares
(iii) Sole power to dispose or to direct the disposition of: 0 shares
(iv) Shared power to dispose or to direct the disposition of: 39,068 shares

(viii) RVB: (1)
(a) Amount beneficially owned: 18,904 shares
(b) Percent of class: less than one percent
(c) Number of shares as to which such person has
(i) Sole power to vote or direct the vote: 0 shares
(ii) Shared power to vote of to direct the vote: 18,904 shares
(iii) Sole power to dispose or to direct the disposition of: 0 shares
(iv) Shared power to dispose or to direct the disposition of: 18,904 shares

             * Based on an aggregate of 10,524,846 shares of Common Stock, par value $0.01 per share, outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2011, and its Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on November 14, 2011 and February 21, 2012, respectively.

              (1)  Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein by the other Reporting Persons and any other person named herein.  Each of the Reporting Persons disclaims membership in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") or Rule 13d-5(b)(1) under the Exchange Act with any other Reporting Person or other person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired theSecurity Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
See Item 2 and Note (1) in Item 4.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G
CUSIP No. 095395 30 7			Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2012

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Kenneth R. Wasiak

	Name: Robert E. Robotti		Name: Kenneth R. Wasiak
Title: President and Treasurer

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member

Its General Partner
RVB Value Fund, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member